Exhibit 99.1

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act ("HFCAA").

On August 29, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the "SEC") as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on July 29, 2022 with an audit report issued by Union Power HK CPA Limited, a registered public accounting firm retained by the Company at that time, for the preparation of the audit report on the Company's financial statements included therein. Union Power HK CPA Limited is a registered public accounting firm headquartered in Hong Kong Special Administrative Region of the People’s Republic of China, a jurisdiction where the Public Company Accounting Oversight Board (the "PCAOB") determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Xinyuan Real Estate Co., Ltd. is a company controlled by Mr. Yong Zhang, who holds 29.54% of the Company's outstanding shares as of May 30, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company's register of members, to the Company's knowledge, no shareholder other than Juicy Seasons Limited and Spectacular Stage Limited owns more than 5% of the Company's outstanding shares. Juicy Seasons Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Yong Zhang. Juicy Seasons Limited beneficially owns 26.3% of the Company's total outstanding shares as of May 30, 2023. Spectacular Stage Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Ms. Yuyan Yang. Spectacular Stage Limited beneficially owns 26.3% of the Company's total outstanding shares as of May 30, 2023. Please refer to "Item 6.E. Directors, Senior Management and Employees-Share Ownership" of the Company's annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 30, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

The Company’s auditor for the fiscal year ended December 31, 2022, Assentsure PAC, is PCAOB registered and based in Singapore. Under the HFCAA, the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. While the audit reports of Assentsure PAC incorporated by reference into the as filed Form 20-F for the year ended December 31, 2022 are prepared by auditors based in Singapore who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with these and other requirements imposed by U.S. regulators in the future.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Sichao Zhang

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com